

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

May 19, 2010

Via U.S. Mail and Facsimile 212-839-5599

James C. Munsell
Sidley Austin LLP
787 Seventh Ave.
New York, NY  10019

> Re:  Powershares "DB Funds" and "DB Master Funds" ("the companies")
> Forms 10-K

Dear Mr. Munsell:

In your letter dated May 3, 2010, you requested on behalf of the DB Funds and DB Master Funds listed in your letter that the staff waive the requirement to provide separate financial statements of each of the DB Funds and DB Master Funds in the companies' 2009 Forms 10-K.  Each of the DB Funds and DB Master Funds are separate registrants.  The Form 10-K for each of the companies includes financial statements of one DB Fund consolidated with one DB Master Fund, but do not include the separate financial statements of the DB Master Fund.  The companies plan to collapse the DB Master Funds into the DB Funds on December 31, 2010 and the DB Master Funds will cease to exist.

The staff is unable to grant your request.  The companies should promptly amend their 2009 Forms 10-K to include separate financial statements of each registrant.  Please note that S-X Rule 4-04 permits the omission of substantially identical notes to the financial statements when two or more sets of financial statements related to the same or affiliated persons are presented.

The staff's conclusion is based solely on the information included in your letter.  Different or additional material information could lead to a different conclusion.  If you have any questions regarding this letter, please call me at (202) 551-3511.

Sincerely,

Louise M Dorsey
Associate Chief Accountant